SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 17, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 11th, 2013

DATE, TIME AND PLACE: On April 11th, 2013, at 11:10 a.m., at the headquarters of TIM Participações S.A. ("Company"), located at Avenida das Américas, N. 3,434, Building 1, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing more than eighty seven point one percent (87,1%) of the capital stock, including the owners of the American Depositary Receipts, which represents fourteen point eight percent of the total capital stock, pursuant to the signatures on the Shareholders' Attendance Book. Also attended the meeting Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Claudio Zezza, Chief Financial Officer; Rogério Tostes Lima, Investors Relations Officer; Jaques Horn, Legal Officer; Alberto Emmanuel Carvalho Whitaker, Chairman of the Statutory Audit Committee; Sergio Zamora, representative of the Company's independent auditors, PricewaterhouseCoopers ("PwC"); and Mrs. Alessia Lanzone and Mr. Gustavo Pizzo, representative of Accenture do Brasil Ltda..

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

SUMMONS AND PUBLICATIONS: **(1)** The management's report, the financial statements, the Statutory Audit Committee's opinion and the independent auditors' opinion related to the fiscal year ended on December 31st, 2012 were published on March 11th, 2013, on pages 03 to 23 of the Official Gazette of the State of Rio de Janeiro; on pages A15 to A24 of the *Valor Econômico* and on pages A-17 to A-32 of the *Jornal do Commercio;* **(2)** The notice provided for in Section 133 of the Brazilian Law Nr. 6,404, dated as of December 15th, 1976 ("Law 6,404/76") was published on March 11th, 12th and 13th, 2013, on pages 26, 19 and 71 of the Official Gazette of the State of Rio de Janeiro, on pages C5, C7 and C3 of the *Valor Econômico* and on pages A-12, A-14 and A-9 of the *Jornal do*

Commercio, respectively; and **(3)** The Call Notice was published on March 11th, 12th and 13th, 2013, on pages 27, 20 and 72 of the Official Gazette of the State of Rio de Janeiro, on pages C5, C7 and C3 of the *Valor Econômico* and on pages A-12, A-14 and A-9 of the *Jornal do Commercio*, respectively.

<u>READING OF DOCUMENTS, RECEIPTING OF VOTES AND DRAWING OF MINUTES</u>: **(1)** The reading of documents related to the agenda to be discussed in this Shareholders' Meeting was dismissed, since the shareholders are fully aware of the contents thereof; **(2)** It was authorized the drawing up of these minutes as a summary and its publication thereof without the signatures of all shareholders, as provided in Section 130, paragraphs 1 and 2, of the Brazilian Law 6,404/76, respectively; **(3)** Voting statements, protests and dissidences by any chance presented shall be received, numbered and certified by the Board, and shall be filed at the Company's headquarters, pursuant to Section 130, paragraph 1, of the Brazilian Law 6,404/76; and **(4)** The minutes of this Annual and Extraordinary Shareholders' Meeting shall be drawn up as a single document, pursuant to the provided in Section 131, sole paragraph, of the Brazilian Law 6,404/76.

<u>AGENDA</u>:

<u>On Annual Shareholders` Meeting:</u> **(1)** To resolve on the management's report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2012; **(2)** To resolve on the proposed Company's capital budget; **(3)** To resolve on the proposal for the allocation of the results related to the fiscal year 2012 and distribution of dividends by the Company; **(4)** To resolve on the composition of the Board of Directors of the Company, and to appoint its members, as well as to fix the proposed compensation to those members; **(5)** To resolve on the composition of the Statutory Audit Committee of the Company, to appoint its regular and alternate members, as well as to fix the proposed compensation to those members; and **(6)** To resolve on the proposed compensation to the Company's managers during the year 2013.

<u>On Extraordinary Shareholders` Meeting:</u> **(1)** To resolve on the proposed for extension of the Cooperation and Support Agreement, to be entered between Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other side, with the Company as intervener; and **(2)** To resolve on the proposed amendment of the Internal Regulations of the Company's Statutory Audit Committee.

RESOLUTIONS: Upon review and discussion on the subjects contained in the Agenda, the shareholders resolved:

On Annual Shareholders' Meeting:

(1) To **approve**, by the majority of the votes, corresponding to ninety four percent (94%) of the capital stock represented at this Shareholders' Meeting, based on the information provided by the Company, by the Statutory Audit Committee and the independent auditors, PwC, the management's report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2012, duly audited by the independent auditors of the Company, PwC, with the respective Opinion, as well as with the Opinion of the Statutory Audit Committee, in spite of the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow;

(2) To **approve**, by the majority of the votes, corresponding to ninety-six point two percent (96,2%) of the capital stock represented at this Shareholders' Meeting, based on the favorable Opinion of the Statutory Audit Committee, Company's capital budget proposal, in the total amount of three billion and six hundred million Reais (R$ 3,600,000,000.00), which shall be allocated in projects related to Network/TI and to the Company's business development, with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow;

(3) To **approve**, by the majority of the votes, corresponding to ninety-six point two percent (96,2%) of the capital stock represented at this Shareholders' Meeting, the management's proposal to allocate the results, related to the fiscal year of 2012, and the dividends distribution, by the Company, along with the Opinion of the Statutory Audit Committee, which provides that the 2012 Net Profits, in the amount of one billion, four hundred and forty-eight million, eight hundred and eighty-seven thousand, nine hundred and eight Reais and seven cents (R$ 1,448,887,908.07) shall have the following destination: **(3.1)** To the Legal Reserve, according to Section 193 of the Law 6,404/76, five percent (5%) of the 2012 Net Profits, in the amount of seventy-two million, four hundred and fourty-four thousand, three hundred, ninety-five Reais and forty cents (R$72,444,395.40); **(3.2)** As mandatory minimum dividend, pursuant to the Company's By-Laws, the amount of three hundred and fourty-four million, one hundred and ten thousand, eight hundred and seventy-eight Reais and seventeen cents (R$ 344,110,878.17), and as complementary dividend, the amount of three hundred and ninety-eight million, eight hundred and eighty-nine thousand, one hundred and twenty-one Reais and eighty-three cents (R$ 398,889,121.83), to be distributed to the Company's shareholders. Therefore, each share shall be entitled to receive zero point three, zero, seven, four, two, six, six, three, eight, four Reais (R$0,3074266384), calculated based on the total amount of the shares issued

by the Company, except for the treasury shares, to be paid as follows: Fifty percent (50%) of the total amount to be distributed, will be paid on June, 12th, 2013, and the balance, on September 12th, 2013. The second part of the dividends, to be paid on September 12th, 2013, will be increased by the *CDI* index, from June 12th, 2013, until its effective payment. It shall be registered that all shareholders that owns shares until May 10th, 2013, will be entitled to receive the dividends herein approved. The shares acquired after May 13th, 2013, will be negotiated ex-share dividend; **(3.3)** To the Capital Reserve, will be allocated the amount of eighty-two million, four hundred thousand, three hundred and fifty-six Reais and eighty-five cents (R$82,400,356.85), corresponding to the tax benefit amount resulting from the income tax reduction incurred in the fiscal year of 2012; and **(3.4)** To the Expansion Reserve, pursuant to the Company's By-Laws, it shall be allocated the remaining balance of the Net Profits, in the amount of five hundred and fifty-one million, forty-three thousand, one hundred and fifty-five Reais and eighty-two cents (R$ 551,043,155.82). Finally, it was approved the transfer of the amount of three hundred and sixty-nine million, one thousand, one hundred and twenty-one Reais and fifteen cents), corresponding to the tax benefit amount resulting from the income tax reduction incurred in previous fiscal years, from the Expansion Reserve to the Capital Reserve, with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow;

(4) Initially, the Chairman informed that none of the shareholders requested the adoption of the multiple voting system and then asked to the present minority shareholders about their interest in the separate election of a member of the Board of Directors, as provided in the Section 141, §§ 4° and 5° of Law 6,404/76. Subsequently, after inquiring the shareholders and checking the Shareholders Attendance Book, is was verified that only the shareholder JVCO Participações Ltda., representing zero point nine percent (0,9%) of the total capital stock, requested the adoption of the separate election mechanism. JVCO Participações Ltda. did not achieve the minimum quorum of ten percent (10%) of the total capital stock, as provided in the Section 141 above referred, and the Board understood that, supported by previous rulings issued by the Plenary Body of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*) and also by the legal opinion issued by the prominent scholar, Mr. Nelson Eizirik, the referred Section 141 shall not be applied due to the lack of legal grounds, regardless the written vote statement presented by the shareholder JVCO Participações Ltda., referred bellow. Therefore, by the majority of the votes, corresponding to eighty-three point eight percent (83,8%) of the capital stock represented at this Shareholders' Meeting, the shareholders resolved: **(4.1)** To **approve** the composition of the Board of Directors for nine (9) effective members; and **(4.2)** To **elect**, to compose the Board of Directors, Messrs: (i) **Adhemar**

Gabriel Bahadian, Brazilian citizen, married, retired diplomat, bearer of the identity card MRE Nr. 1.839, enrolled before the Individual Taxpayers' Registry ("CPF/MF") under Nr. 012.987.207-53, domiciled at Avenida Epitácio Pessoa, Nr. 2.214, Apt. 703, Leblon, in the City and State of Rio de Janeiro; (ii) **Francesca Petralia,** Italian citizen, married, bachelor at law, bearer of the Italian Passport Nr. E084389, valid until April 17th, 2015, domiciled at Via Varco Sabino 1, 00189, in the City of Rome, Italy; (iii) **Franco Bertone,** Italian citizen, married, engineer, bearer of the Italian Passport Nr. YA2810730, valid until October 13th, 2021, enrolled before the CPF/MF under Nr. 058.686.837-22, domiciled at Avenida das Américas, Nr. 3,434, 1st Building, 7th Floor, Barra da Tijuca, City and State of Rio de Janeiro, shall be registered that Mr. Franco Bertone will only take office of the elected position, after he fulfills all the legal formalities of the Brazilian immigration and obtains the necessary documents regarding the permanent visa, once he establishes residence in the country; (iv) **Maílson Ferreira da Nóbrega,** Brazilian citizen, married, bachelor in economics, bearer of the identity card Nr. 214.106, issued by SSP/DF on January 25th, 1997, enrolled before the CPF/MF under Nr. 043.025.837-20, domiciled at Rua Estados Unidos, Nr. 498, Jardim América, in the City and State of São Paulo; (v) **Manoel Horacio Francisco da Silva,** Brazilian citizen, married, bachelor in administration, bearer of the identity card Nr. 3.098.648, issued by IFP on November 21st, 1975, enrolled before the CPF/MF under Nr. 066.526.978-15, domiciled at Rua Dr. Renato Paes de Barros, Nr. 1017, 12th Floor, Itaim Bibi, in the City and State of São Paulo**;** (vi) **Oscar Cicchetti**, Italian citizen, married, engineer, bearer of the Italian passport Nr. AA2682651, valid until May, 9th, 2018, enrolled before the CPF/MF under Nr. 060.928.917-94, domiciled at Via Corso d'Italia, Nr. 41, in the City of Rome, Italy; (vii) **Patrizio Graziani,** Italian citizen, married, bachelor in economics, bearer of the Italian Passport Nr. AA1759672, valid until September 26th, 2017, domiciled at Via Achille Barilatti, 63, 00144, in the City of Rome, Italy; (viii) **Piergiorgio Peluso,** Italian citizen, married, bachelor in economics, bearer of the Italian Passport Nr. YA0006448, valid until August 16th, 2017, domiciled at Via Po 102, 00198, in the City of Milan, Italy; (ix) **Rodrigo Modesto de Abreu**, Brazilian citizen, married, electrical engineer, bearer of the Identity Card Nr. 12.754.381-8, issued by SSP/SP on August 8th, 2002, enrolled before the CPF/MF under Nr. 116.437.828-78, domiciled at Avenida das Américas, Nr. 3,434, 1st Building, 6th Floor, Barra da Tijuca, City and State of Rio de Janeiro. It is registered, that Messrs. **Adhemar Gabriel Bahadian** and **Maílson Ferreira da Nóbrega** are qualified as independent directors under the provision of the Listing Rules of the Novo Mercado of BM&FBOVESPA S/A – Bolsa de Valores Mercadorias e Futuros. The shareholder TIM Brasil Serviços e Participações S/A stated that have obtained from the Directors hereby elected, the confirmation that they have the necessary qualifications and meet the requirements established by

the Law 6.404/76 for exercising the position of member of the Board of Directors of the Company. The aforementioned members of the Board of Directors will submit the instrument of investiture, the statement required by CVM Instruction Nr. 367, dated as of May 29th, 2002, the documents referred to in Sections 18 and 19 of the Company's By-Laws, and other documents, duly executed within the legal term, except with respect to those who have previously given such confirmation and were reelected. All the Board Members hereby elected shall remain in the position until the Annual Shareholders' Meeting of the Company to be held in 2015 and will take office subject to the presentation of the all documents previously referred duly executed and in the term provided by the Law 6,404/1976 and by the Company's By-Laws, except with respect to those who used to previously perform the respective positions; **(5)** Regarding the composition and election of the Statutory Audit Committee, the shareholders' resolved: **(5.1)** To **approve**, by the majority of the votes, corresponding to ninety-five point two percent (95,2%) of the capital stock represented at this Shareholders' Meeting, the composition of the Statutory Audit Committee, which shall be composed by four (4) regular members and equal number of alternate members, with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow; **(5.2)** To **elect**, first in separate election, according with Section 161, § 4º, item 'a' of Law 6.404/76, by indication of the minority shareholder Fundação dos Economiários Federais – FUNCEF, registered hereby the abstention of the Controlling shareholder, TIM Brasil Serviços e Participações S/A, by unanimous vote of the attending minority shareholders, in the separate election, as a regular member of the Statutory Audit Committee, Mr. **Carlos Alberto Caser**, Brazilian citizen, single, lawyer, bearer of the Identity Card Nr.. 13.594, issued by the OAB/DF, enrolled before the CPF/MF under Nr. 620.985.947-04, domiciled at SQSW, Nr. 301, Block B, Apt. 511, Sudoeste, in the City of Brasília, Distrito Federal, having as alternate member Mr. **Humberto Pires Grault Vianna de Lima**, Brazilian citizen, divorced, bachelor in economics, bearer of the Identity Card 032590044, issued by IFP/RJ, enrolled before the CPF/MF under Nr. 512.243.807-20, domiciled at SCN, Square 2, Building A, 11th floor, Ed. Corporate Financial Center, Asa Norte, City of Brasília, Distrito Federal. It was registered the withdrawal of the application proposed by JVCO Participações Ltda. for the positions of regular and alternate members of the Statutory Audit Committee, which was received by the Board; **(5.3)** To **elect**, by the majority of the votes, corresponding to ninety-five point two percent (95,2%) of the capital stock represented at this Shareholders' Meeting, and by indication of the Controlling shareholder, TIM Brasil Serviços e Participações S/A, as regular and alternate members of the Statutory Audit Committee, respectively: (i) Mr. **Alberto Emmanuel Carvalho Whitaker**, Brazilian citizen, married, business administrator and lawyer, bearer of the Identity Card

Nr. 2.052.093, issued by SSP/SP, enrolled before CPF/MF under Nr. 002.337.738-00, domiciled at Alameda Itu, Nr. 823, apt. 31, Cerqueira Cesar, in the City and State of São Paulo, having as alternate member Mr. **João Verner Juenemann**, Brazilian citizen, married, accountant and business administrator, bearer of the Identity Card Nr. 3.010.401.283, issued by SSP/SP on February 14th, 2008, enrolled before the CPF/MF under Nr. 000.952.490-87, domiciled at Rua André Poente, Nr. 238, Independência, in the City of Porto Alegre, State of Rio Grande do Sul; (ii) Mr. **Oswaldo Orsolin**, Brazilian citizen, married, economist and accountant, bearer of the Identity Card Nr. 2.911.852-9, issued by SSP/SP on November 21st, 1991, enrolled before the CPF/MF under Nr. 034.987.868-49, domiciled at Avenida Lopes de Azevedo, Nr. 154, house 1, Jardim Everest, in the City and State of São Paulo, having as alternate member Mr. **Roosevelt Alves Fernandes Leadebal**, Brazilian citizen, married, economist, bearer of the Identity Card Nr. 74.045, issued by SSP/RN on February 2nd, 1989, enrolled before the CPF/MF under Nr. 016.083.804-59, domiciled at SQSW, Nr. 305, Block G, apt. 407, in the City of Brasília, Distrito Federal; and (iii) Mr. **Samuel de Paula Matos**, Brazilian citizen, married, economist and accountant, bearer of the Identity Card Nr. 4.104.837, issued by SSP/SP, enrolled before the CPF/MF under Nr. 069.815.428-20, domiciled at Alameda Sarutaiá, Nr. 320, 22nd floor, Jardim Paulista, in the City and State of São Paulo, having as alternate member Mr. **Josino de Almeida Fonseca**, Brazilian citizen, married, civil engineer, bearer of the Identity Card Nr. 5.492.136-3, issued by SSP/SP on July 16th, 1997, enrolled before the CPF/MF under Nr. 005.832.607-30, domiciled at Rua Doutor Oscar Monteiro de Barros, Nr. 400, apt. 101, Vila Suzana, in the City and State of São Paulo, with the dissenting vote of the shareholder JVCO Participações Ltda.. The shareholders who appointed the Statutory Audit Committee's members hereby elected stated that, as a condition for the investiture of such members, they shall obtain from them, within thirty (30) days, or prior to the next Statutory Audit Committee's Meeting, whatever happens first, the confirmation that they are duly qualified and that they comply with the requirements set forth in the Law 6,404/76 and the Company's By-Laws to be a member of the Company's Statutory Audit Committee, except for those who have previously given such confirmation. The Statutory Audit Committee's members hereby elected shall remain in the position until the Annual Shareholders' Meeting of the Company to be held in 2014 and shall take place upon fulfillment of the applicable conditions and execution of the respective instruments of investiture, in the term and as provided for in the Law 6,404/76, in the Novo Mercado's Rules and the Company's By-Laws, except with respect to those who used to previously perform the respective positions;

(6) To **approve**, by the majority of the votes, corresponding to eighty point one percent (80,1%) of the capital stock represented at this Shareholders' Meeting, the compensation of the administrators

for the fiscal year of 2013, as follows: **(6.1)** Compensation to the Board of Directors: total annual compensation in the amount of one million, eight hundred and seventy-eight thousand Reais (R$1,878,000.00), to be granted to the Directors individually in accordance with the criteria to be resolved by the Board of Directors; **(6.2)** Compensation to the Statutory Audit Committee's members: total annual compensation in the amount of eight hundred and seventeen thousand and five hundred Reais (R$817,500.00); and **(6.3)** Compensation to the Board of Statutory Officers: total annual compensation in the amount of seventeen million and nine hundred thousand Reais (R$17,900,000.00), regarding that from such amount, sixty-five percent (65%) correspond to the fixed compensation and thirty-five percent (35%) to the variable compensation (bonus/profit sharing to be determined in accordance to the Company's variable compensation policy), with the dissenting vote of the shareholder JVCO Participações Ltda..

On Extraordinary Shareholders' Meeting:

(1) According to the documentation previously disclosed in the website of the Company, of the *Comissão de Valores Mobiliarios* and of the Securities and Exchange Commission, regarding the Cooperation and Support Agreement ("Agreement") and the benefits accrued by the Company and its subsidiaries resulting from the Agreement, to **approve**, by the majority of the votes, corresponding to eighty-three point seven percent (83,7%) of the capital stock represented at this Shareholders' Meeting, excluding all the vote abstentions and also not considering in the calculus all the vote abstentions, including the abstention expressly registered by the controlling shareholders TIM Brasil Serviços e Participações S.A., and with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow, the renewal of the extension of the Agreement for an additional twelve (12) months period, to be entered into by and between Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other side, with the Company as an intervening party, and in the amount corresponding in Reais of up to ten million and five hundred thousand Euros (€ 10,500,000.00), pursuant to the proposal submitted to the Board of Directors at its meeting held on March 04th, 2013, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement; and **(2)** To **approve**, by the majority of the votes, corresponding to ninety-six point one percent (96,1%) of the capital stock represented at this Shareholders' Meeting, with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow, the proposed amendment of the Internal Regulations of the Statutory Audit Committee of the Company,

that modifies the area responsible for receiving, processing, treatment, organization and submission to the Statutory Audit Committee, of the eventually received anonymous complaints, ceasing to be exercised by the Company's Internal Audit, and becoming performed by the Legal Office. Therefore, the paragraph 1 of Section 24 of the Internal Regulations of the Statutory Audit Committee of the Company, which will effective with the following wording: "***Section 24** - The Company will provide an electronic address, through which will be received anonymous complaints regarding any accounting matters, internal accounting control or audit: **§ 1** - The Legal Office, under Procedure for Receipt processing and Handling of complaints and reports approved by the Company, will be responsible for receiving and pre-classify eventually received anonymous complaints and organize them so that they are subjected to analysis and knowledge of the Directors. Such complaints must be accompanied by a recommendation as to the measures likely to be taken.* ".

CLARIFICATIONS: **(1)** The Board received, authenticated and numbered the vote statements of the shareholders represented by Mrs. Rita de Cássia Serra Negra and by Mr. Carlos André Barreto Fonseca, which are filed at the Company's head offices; **(2)** The Board received and authenticated two vote statements of the shareholder TIM Brasil Serviços e Participações S.A. against to the vote exercising rights of the shareholder JVCO Participações Ltda., as referred in vote statement; **(3)** The Board received and authenticated six vote statements of the shareholder JVCO Participações Ltda. related to items 1, 2, 3, 4 and 5 of the agenda of the Annual Shareholders Meeting, as well as to item 1 of the agenda of the Extraordinary Shareholders Meeting and to the vote statement presented by the TIM Brasil Serviços e Participações S.A., presenting his reasons for the issued votes; **(4)** The Board registered, as requested by the shareholders represented by the BB Gestão de Recursos – Distribuidora de Títulos e Valores Mobiliários S.A., that such shareholders abstained from voting in items 4 and 5 of the agenda of the Annual Shareholders Meeting and voted in favor of the all the other items of the agendas of the Annual and Extraordinary Shareholders Meeting; **(5)** The Board registered, as requested by the shareholders Fundação dos Economiários Federais – FUNCEF and Caixa de Previdência dos Funcionários do Banco do Brasil, that such shareholders abstained from voting in items 1, 2, 3, 4 and 6 of the agenda of the Annual Shareholders Meeting and items 1 and 2 of the agenda of the Extraordinary Shareholders Meeting. It was registered that such shareholders abstained from voting in the items of the agenda related to the composition of the Board of Directors and of the Statutory Audit Committee, items 4 and 5, of agenda of the Annual Shareholders Meeting; (6) The Board registered, as requested by the shareholders represented by the Banco Bradesco S.A. and BRAM – Bradesco Asset Management S.A. DTVM, represented by Mr. Daniel Alves Ferreira,

that such shareholders abstained from voting in items 1, 2, 3, 4 and 6 of the agenda of the Annual Shareholders Meeting and in items 1 and 2 of the Extraordinary Shareholders Meeting; and **(7)** The Board, at last, register that, regardless, the vote statement of the shareholder TIM Brasil Serviços e Participações S.A. related to the suspension of JVCO Participações Ltda.'s voting rights, all votes issued in this Shareholders Meeting were computed, in order to avoid any questioning regarding the validity of the resolutions herein approved. The parties shall seek the resolution of the dispute in the appropriate way.

CLOSING: Nothing further to discuss, the Chairman of the Board Meeting suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Board Meeting and the shareholders identified below.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 11th, 2013.

JAQUES HORN
Secretary of the Board

ABM
Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

Mariana Erika Heynemann
Tradutora Publica Juramentada e Intérprete Comercial
Sworn Public Translator
MAT. JUCERJA N°091CPF: 021.966.117-00

I, the undersigned, a Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, appointed by the Chairman of the Commercial Registry - Resolution #44 of this distinguished body, on June 28th, 1983, DO HEREBY CERTIFY AND ATTEST that a document written in Portuguese was presented to me for translation into English, which at the request of the interested party I lawfully did by my official capacity".-------------------------

Translation N°J4227/2013

The document submitted for translation is a letter of manifest. --

MANIFESTATION OF PROTEST OF TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

Dear members of the board of Ordinary and Extraordinary General Meeting ("Meeting") of TIM Participações S.A. ("Company") held on 11.04.2013,

We herein bring forth demonstration against the exercise by JVCO Participações Ltda. ("JVCO"), of any voting rights in this Assembly.

As is known to the Company, on 16.04.2009 we had signed: (i) the merger agreement, added later on 30.11.2009, TIM Participações S.A. and Holdco Participações Ltda., and other parties (hereinafter the "Merger Agreement"), which resulted in the acquisition by the Company of Intelig Telecomunicações Ltda. (hereinafter "Intelig") and (ii) the contract of conditional sale of shares, added later on 22.06.2011, between JVCO and TIM Brasil Serviços e Participações S.A. (hereinafter "TIM Brasil"), and other parties (hereinafter the "Pledge Agreement"), whereby JVCO sold fiduciary for TIM Brasil shares who holds in the share capital of the Company to meet contractual obligations

to indemnify assumed.

As is well known to the Company, by notice sent on 28.12.2012 to Docas Investimentos S.A. (hereinafter called "Docas", controller of JVCO) and JVCO, TIM BRASIL, the Company and Intelig Telecomunicações Ltda. reported the identification of potential losses and losses already incurred, verified at the expense of TIM Brasil and/or Intelig, all compensable pursuant to the Merger Agreement and the Pledge Agreement.

Through the notification sent on 14.01.2013 to TIM Brasil, to the Company and Intelig, Docas and JVCO expressed their disagreement with the claim for damages, whether in relation to potential losses or even compared to the losses already incurred. Moreover, Docas and JVCO filed the preparatory arbitration injunction N. 0003954-94.2013.8.26.0100, pending before the 44th Civil Court of São Paulo - SP, and initiated the procedures for the establishment of the arbitral tribunal before the International Board of Trade - ICC, for the solution of disputes involving TIM Brasil, the Company and Intelig.

It happens that Clause 6.1 of the Agreement provides that the Fiduciary breach of JVCO and Docas of the obligation to indemnify the losses incurred compensable pursuant to the Merger Agreement and the Pledge Agreement, within 30 days of its notification featuring an "Enforcement Event".

Clause 5.3.1 of the Agreement for the Fiduciary, in turn, provides that in the event of "Enforcement Event" JVCO will fail to do justice, among other rights, voting rights related to the shares sold to the fiduciary TIM Brasil through the Pledge Agreement.

Thus, this serves to inform the board, while giving science to Docas and JVCO, in addition to other shareholders of the

ABM
Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

Mariana Erika Heynemann
Tradutora Pública Juramentada e Intérprete Comercial
SWORN PUBLIC TRANSLATOR
MAT. JUCERJA N°.091 CPF: 021.966.117-00

Company that, pursuant to the Pledge Agreement, and with the occurrence of the Execution Event (since JVCO and Docas did not promote the payment of losses mentioned in the notification of 28.12.2012, even after expiry of 30 days provided for in the Pledge Agreement), JVCO is unable to exercise any voting rights related to the shares that fiduciary sold to TIM Brasil today fiduciary owner of the shares, until all losses incurred are properly compensated notified, or until said arbitration tribunal to rule on the matter definitely.

Thus, TIM Brasil protests to this board not to compute any votes cast by JVCO based on those shares sold fiduciary, given that the exercise of any rights by JVCO voting configure manifests abusive activity, contrary to the Merger Agreement, the Pledge Agreement and the law, and TIM Brasil may adopt legal measures to protect the Company and its shareholders.

Regards

[SIGNATURE]

TIM Participações e Serviços S.A.

Received on April 11, 2013:

Robson Goulart Barreto Chairman of the Assembly

By Translation as:

Rio de Janeiro, April, 16 2013. --

Mariana Erika Heynemann

ABM Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

Mariana Erika Heynemann
Tradutora Publica Juramentada e Intérprete Comercial
Sworn Public Translator
MAT. JUCERJA N°091CPF: 021.966.117-00

I, the undersigned, a Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, appointed by the Chairman of the Commercial Registry - Resolution #44 of this distinguished body, on June 28th, 1983, DO HEREBY CERTIFY AND ATTEST that a document written in Portuguese was presented to me for translation into English, which at the request of the interested party I lawfully did by my official capacity".--------------------------

Translation N°J4223/2013

The document submitted for translation is an expressions of shareholder .

EXPRESSIONS OF SHAREHOLDER JVCO PARTICIPAÇÕES LTDA. TO THE PROTEST SUBMITTED BY TIM BRASIL SERVIÇOS E PARTICIPAÇÕES. S.A. IN ORDINARY AND EXTRAORDINARY GENERAL MEETING OF TIM PARTICIPAÇÕES S.A, HELD ON APRIL 11, 2013.

Dear members of the board of Ordinary and Extraordinary General Meeting ("Meeting") of Tim Participações S.A. ("Company") held on 11.04.2013,

In response to the protest demonstration above mentioned, JVCO Participações Ltda. ("JVCO") announces that the claim that the vote was abusive, under Article 115 of Law 6.404/76, in view of the understanding that the signing of the Cooperation and Support Agreement, signed between Telecom Itália SpA, TIM Celular S.A. and Intelig Telecomunicações Ltda. ("Agreement"), although healthy in the past, it is not necessary, given that JVCO is convinced that the Company professionals are thoroughly trained

and able to ensure its growth.

The Contract may have been useful in the past, but there is no longer any reason for its novation, since it is unnecessary in view of the Brazilian reality and the technical ability of the Company.

Therefore, JVCO reiterates its understanding that such resources should be devoted to improving the administration of telecommunications network infrastructure of the Company and/or the technical qualification of its professionals who will certainly provide, improve quality through the provision of service, greater customer satisfaction.

Regards

[SIGNATURE]

JVCO Participações Ltda

Received on April 11, 2013:

[SIGNATURE]

Robson Goulart Barreto

Chairman of the Meeting

By Translation as:

Rio de Janeiro, April, 16 2013. --

Mariana Erika Heynemann

Mariana Erika Heynemann
Tradutora Publica Juramentada e Intérprete Comercial
Sworn Public Translator
MAT. JUCERJA N°091CPF: 021.966.117-00

ABM Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

I, the undersigned, a Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, appointed by the Chairman of the Commercial Registry - Resolution #44 of this distinguished body, on June 28th, 1983, DO HEREBY CERTIFY AND ATTEST that a document written in Portuguese was presented to me for translation into English, which at the request of the interested party I lawfully did by my official capacity".--------------------------

Translation N°J4222/2013

The document submitted for translation is a Justification of Vote.

JUSTIFICATION OF THE VOTE OF SHAREHOLDER JVCO PARTICIPAÇÕES LTDA. IN THE ANNUAL GENERAL AND EXTRAORDINARY MEETING OF TIM PARTICIPAÇÕES S.A., HELD ON APRIL 11, 2013, RELATING TO THE ITEM (1) OF THE ANNUAL GENERAL MEETING AGENDA.

Justification of Vote

Decide on the management report and financial statements of the Company for the year ended as at December 31, 2013.

The Corporation Law provides that every shareholder has the right to supervise the essential management of the business, as well as to request information relating to the Company.

Over the four (4) last fiscal years, JVCO identified an anomalous behavior of provision for tax contingencies, vis-à-vis the total tax risk to which the Company is exposed, based on the information of their financial statements.

The increase in tax contingencies between the years of 2009 and

2012 catches the eye, and was around R$ 5 billion R$ 1.5 billion to R$ 6.6 billion, respectively), while the provision for such contingencies, conversely, was strikingly reduced in the same period by approximately R$ 20 million (R $ 159 million to R$ 139 million, respectively).

JVCO notified the Company and its management during the year of 2012, on more than one occasion, requesting clarification on the issue and proposing, also, the completion of an audit at its expense, to clarify the grounds for the behavior of that accounting account. The Company's management did not respond to the request from JVCO, simply arguing that the information provided in the financial statements has been audited and follow accounting standards.

The dizzying growth of the Company's tax risk, conversely accompanied by the relevant provision, hints and allows questioning whether the financial statements actually reflect the reality. In the specific case of the Company, and because of billions figures involved in tax contingencies, means that a potential reclassification in the future, due to an inadequate accounting, could impact the results of an entire year.

Only through the adoption of transparency measures proposed by JVCO, as well as the actual adoption of good corporate governance practices of the Company, one can eliminate the doubt that resides on the matter, which stains completely the possibility of review of financial statements of the Company.

In view of the position taken by the Company's management, to deprive minority shareholders of the information used for setting up such an account book, JVCO does not approve the management report and the financial statements of the Company for the year

Mariana Erika Heynemann
Tradutora Pública Juramentada e Intérprete Comercial
SWORN PUBLIC TRANSLATOR
MAT. JUCERJA N°.091 CPF: 021.966.117-00

ABM Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

ended as at December 31, 2013.

[initials]

[ILLEGIBLE SIGNATURE]

By Translation as:

Rio de Janeiro, April, 16 2013. --

Mariana Erika Heynemann

Mariana Erika Heynemann
Tradutora Publica Juramentada e Intérprete Comercial
Sworn Public Translator
MAT. JUCERJA N°091CPF: 021.966.117-00

I, the undersigned, a Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, appointed by the Chairman of the Commercial Registry - Resolution #44 of this distinguished body, on June 28th, 1983, DO HEREBY CERTIFY AND ATTEST that a document written in Portuguese was presented to me for translation into English, which at the request of the interested party I lawfully did by my official capacity".---------------------------

Translation N°J4225/2013

The document submitted for translation is a letter of shareholder's protest .

Ordinary and Extraordinary General Meeting of TIM Participações S.A. held on 11.04.2013

Mr. President

Of the Annual and Extraordinary General Meeting In Hands

Mr President,

The shareholder JVCO PARTICIPAÇÕES LTDA., Holder of 21,734,771 shares of Tim Participações SA ("TIM" or the "Company"), representing 0.9% of the share capital, herein presents Protest upon the no prosecution initiated voting separately for the purpose of electing a member of the board of directors and an alternate by the minority shareholders of the Company, pursuant to article 141, § 4 of Law No. 6.404/76.

Indeed, as we know, the purpose of that rule is to allow the supervision and guidance of business by the minority shareholders, so that the percentage prescribed by law for the exercise of this right and its calculation basis should be

interpreted in accordance with the goal that the legislature sought to achieve in order to facilitate and not hinder the exercise of that prerogative.

I. Best reading of Article 141, § 4 of Law No. 6.404/76 and effective protection of the interests of minority shareholders in the event screen.

Article 141, § 4, I of Law No. 6.404/76, device introduced into the corporate discipline by Law No. 10.303, of 31.10.2001, gives the majority of holders of shares of a public company's voting, which representing at least 15% of voting shares, the right to elect and remove a member of the board of directors and their deputies, in a separate vote, excluding the controlling shareholder.

The Securities and Exchange Commission on 08.11.2005, under the administrative process CVM RJ 2005/5664, reported by Director Wladimir Castelo Branco Castro, acknowledged the order sought by the legislature to have changed through the said Law 10303 / 2001, the original wording of Article 141, that this order was to strengthen the rights of the minority shareholding. On that occasion, the CVM has positioned itself in the sense that, in the case of companies whose share capital is represented by common shares only, as is the case of TIM, is 10% equity participation applicable to guarantee the rights of minority to elect and dismiss, in a separate vote, a member of the board of directors and their deputies, as recommended in § 5 of art. 141 of the LSA.

After the decision examined above, the CVM Board on 06.05.2008, taking another step in examining the rights guaranteed to minorities, uttered understanding that completely

changed the interpretation that had been taking the market by then, as to the right of the minority to elect a tax advisor.

In the scope of process RJ2007/11086 CVM, which had as rapporteur Director Marcos Barbosa Pinto, the Board held that the requirement of 10% laid down in art. 161, § 4, "a" of Law No. 6.404/76, referring to election by the shareholders of a minority representative on the supervisory board, with respect to total shares issued by the company in the market circulation and not the number of shares held by minority shareholders present at the meeting.

Although this vote has made a comparison of the wording of art. 161, § 4, "a" and Article 141, § 4, I of Law No. 6.404/76 in order to strengthen the implementation of the new interpretation, hermeneutics best line to follow is that the same criterion applies to the election of directors in both bodies, since the purpose of the law, the two devices is the same: to ensure minority shareholder the right to be represented. //'

Thus, with outstanding 10% or more of the shares issued by the company, as is the case of TIM, the general meeting committee has a duty to meet the request of any shareholder and initiate the procedure for separate votes, for that minority shareholders present at the meeting to exercise their right to elect a representative to the board of directors.

II. Case - The ownership structure of TIM and the need for interpretation of the device screen to protect the rights of its minority shareholders.

On the other hand, if the above understandings deducted not prosper, another interpretation must be examined and admitted for the purpose of making a dead letter if not the device that is

being discussed now: for purposes of calculating the percentage to be achieved - the 10% prescribed in Article 141, § 4, I of Law No. 6.404/76 should be excluded from the calculation basis of the shareholders who are unable to exercise this right. And who are these shareholders? Both the controlling shareholder as holders of American Depositary Receipts. Still alternatively, not to be understood by excluding both, at least controllers are excluded.

Indeed, part of the shares in the free float is under the ownership of foreign investors, through denominated receipts representing common shares issued by the Company, which represent about 15% of its share capital.

Based on the legal framework applicable to the issuance of ADRs and analysis of the Company's past experience, it can be concluded that the representative of the holders of ADRs before the TIM is very limited, since only exercising their right to vote at meetings by award of attorney's depository bank, whose schema is not able to anticipate the request and ballot separately.

There was in the notice convening this meeting, or any other document prepared by the Company, the provision to holders of ADRs, minimum information so that they could exercise their right to request and thus elect a separate representative the board of directors.

Therefore, the voting procedure is not usually used to enable holders of ADRs exercise of the right referred to in art. 141, § 4, I, of Law No. 6.404/76, given that the shares held by the holders of ADRs should not be considered, in fact, as "voting shares" pursuant to said device.

That is, starting from the premise that proper procedures were not established by TIM, which should provide the exercise by the

holders of such receipts, represented by the depositary for ADRs, that right can not be considered that the shares represented by the said receipts are counted as "shares entitled to vote," why should be excluded from the calculation of the number of shares composing the electoral college with regard to the vote of matter in art. 141, § 4, I, of Law 6.404/76. Therefore, there are doubts that the electoral college of the Company for the purpose that is discussed herein, shall exclude from its calculation the shares represented by the ADRs.

Furthermore, they should be excluded from the calculation of the shares held by the controlling shareholder and other related parties, such as shareholders cannot participate in the separate election of the board of directors. Such right of representation belongs exclusively to minority shareholders. As the text of § 4 of Art. 141 determines the exclusion of the controller of separate vote, giving the majority of holders of shares representing at least 10% of voting shares the right to elect a representative, makes no logical sense to include in the calculation basis of "shares entitled to vote "those who are expressly excluded from the vote.

Finally, if no one understands the manner set out in the above item shall be considered for purposes of calculating the base for calculating that only the total percentage of outstanding shares held by the minority shareholders of the Company, excluding therefore the controlling shareholder and persons related to him.

III. Conclusion

Therefore, one can conclude that the minimum requirements has been met for the establishment of the procedure for separate election of a member of the board of directors for minority

ABM Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

Mariana Erika Heynemann
Tradutora Pública Juramentada e Intérprete Comercial
SWORN PUBLIC TRANSLATOR
MAT. JUCERJA N°.091 CPF: 021.966.117-00

shareholders, according to art. 141 of Law No. 6.404/76, is absolutely unjustifiable negative to the table of the meeting to do so.

Rio de Janeiro, 11.04.13.

[SIGNATURE]

JVCO PARTICIPAÇÕES LTDA.

By Translation as:

Rio de Janeiro, April, 16 2013. --

Mariana Erika Heynemann

ABM Tradução Ltda
Av. Presidente Vargas, 435 sala 1506A
Centro – Rio de Janeiro - RJ
Tel: (21) 2232-0230

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Doc. No. LT-155.489(001) Livro 239 Fl. 263 -- 307

I, the undersigned, Sworn Public Translator and Commercial Interpreter, with full faith and credit throughout the Federative Republic of Brazil, duly appointed and commissioned by the Board of Trade of the State of Minas Gerais (JUCEMG) and registered therewith under No. 743, DO HEREBY CERTIFY AND ATTEST that a document set forth in the Portuguese language was presented to me for translation into English, which I have lawfully performed, by virtue of my Official Capacity, as follows:------------------

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Nelson Eizirik

ATTORNEY

SEPARATE VOTING TO ELECT MEMBERS OF THE BOARD OF DIRECTORS OF PUBLICLY HELD COMPANY. INTERPRETATION of Paragraphs 4 and 5 of ARTICLE 141 of Act 6.404/1976. --

----

Opinion requested by **TIM PARTICIPAÇÕES S.A.** and prepared by **Nelson Eizirik.** ------------------------

----

Rio de Janeiro, April 10, 2013. --------------------

-------------- 1- FACTS AND INQUIRY ---------------

On 3.15.2013, JVCO Participações Ltda. ("JVCO"), in the capacity of holder of shares representing 0.9% of the capital stock of TIM Participações S.A. ("TIM PART" or "Company")[1], submitted to the Securities Commission - CVM an inquiry on the interpretation to

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be given to Paragraphs 4 and 5 of article 141 of Act 6.404/1976, specifically with respect to the method for calculation of the percentage required so that minority shareholders may elect, by means of the separate voting process, a member of the Board of Directors of the Company. ---------------------------

----

Firstly, JVCO states that the correct interpretation of article 141, Paragraph 4, item I, of Act 6.404/1976 would be the one according to which "*in case 10% or more than 10% of the shares issued by the Company are outstanding, any number of minority shareholders attending the meeting may elect one representative for the Board of Directors*". ---------

----

That is, JVCO claims that the interpretation conferred by CVM, from the decision of CVM Case RJ 2007/11086, to article 161, Paragraph 4, letter "a", of Act 6.404/1976, which deals with the election of the members of the Audit Committee, should also be applied in relation to the provision that governs the separate voting process for election of the members of the Board of Directors. -----------------

----

As a secondary argument, JVCO alleges that the

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

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percentages provided in Paragraphs 4 and 5 of article 141 of the Stock Corporations Act should be computed without taking into consideration (i) the shares backing the *American Depositary Receipts* ("ADRs") of the Company, since the holders of such instruments would not have conditions to exercise the right to vote; and (ii) the shares held by the controlling shareholder and its related persons. ----
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[1] TIM PART is a publicly held company, listed in the special segment of Novo Mercado [New Market] of BM&FBOVESPA and that, consequently, has its capital stock composed solely of common shares. -------------
----

Thus, according to the interpretation suggested by JVCO, excluding the holders of ADRs and the shares held by the controlling shareholder, the minority shareholders holding 1.8% of the capital stock of TIM PART could demand the adoption of separate voting for election of one member of the Board of Directors. --
----

Alternatively, JVCO argues that, at least, the shares held by the controlling shareholder should be excluded from the calculation basis of the

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percentages provided in Paragraphs 4 and 5 of article 141 of Act 6.404/1976. In this case, the minority shareholders holding 3.3% of the common shares issued by the Company could request the adoption of the procedure of separate voting for the election of a board member. ------------------------
----

In light of the above, TIM PART requested us to prepare an Opinion on the interpretation conferred by JVCO to the provisions in article 141, Paragraphs 4 and 5, of Act 6.404/1976. ------------------------
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2.1. Systems for Election of Members of the Board of Directors by the Minority Shareholders -------------
----

Act 6.404/1976 establishes two systems for election of representative in the Board of Directors of publicly held company by minority shareholders which hold **relevant** interest: (i) multiple voting system, which is exclusively for shares with voting rights; and (ii) separate voting system, which may also benefit holders of preferred stock. ----------------
----

Until the introduction of Act 10.303/2001, the representation of minority shareholders in the Board

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of Directors was made exclusively by means of the multiple voting system, provided in the main section of article 141 of Act 6.404/1976. ------------------
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Pursuant to such system, whose adoption may be requested by shareholders who represent, at least, 10% (ten percent) of the capital stock with voting rights[2], in the election of the members of the Board of Directors each share is assigned a number of votes equal to the number of positions to be filled, and the shareholders are entitled to accumulate votes in one single candidate or distribute the votes among various candidates. --------------------
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Thus, as a general rule, the controlling shareholder distributes its votes among various candidates, in order to elect as many board members as possible, whereas the minority shareholders generally concentrate all the available votes in one single candidate, in order to ensure the appointment of at least one representative in the management of the Company. ---
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2 With respect to publicly held companies, CVM reduced such percentage, by means of Instructions

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165/1991 and 282/1998, establishing a scale, pursuant to which the interest necessary to request the adoption of multiple voting varies in accordance with the value of the capital stock. ----------------

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Act 10.303/2001 established a new system for representation of the minority shareholders in the Board of Directors, authorizing even holders of preferred stock to appoint board members. -----------

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As provided in the new wording of Paragraphs 4 and 5 of article 141 of the Stock Corporations Act, the minority shareholders are entitled to appoint up to **two** representatives in the Board of Directors by separate voting, i.e., without the participation of the controlling shareholder. -----------------------

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Act 10.303/2001, by means of such procedure, had the purpose of conferring to minority shareholders a mechanism to **supplement** the multiple voting system for election of members of the Board of Directors and, as is the case with such system, required holding of a **minimum** quantity of shares for the separate voting to be adopted. ---------------------

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ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

Pursuant to the terms of Paragraph 4 of article 141 of the Stock Corporations Act, the shareholders which hold shares with voting rights representing at least **15% (fifteen percent) of the voting capital** shall have the right to elect 1 (one) member of the Board of Directors and the alternate of such member. The same right is granted to the shareholders which hold preferred stock without voting rights or with restricted vote that represent, at least, **10% (ten percent) of the capital stock.** ----------------------
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Pursuant to Paragraph 5 of said article, in case the holders of shares with voting rights and the holders of preferred stock do not reach the percentages provided in Paragraph 4, they may combine their shares to elect, jointly, 1 (one) member of the Board of Directors and the alternate of such member, provided that they reach, jointly, the quorum of 10% (ten percent) of the capital stock. ----------------
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With respect to publicly held companies that have only issued common shares, CVM's Board understood, in the judgment of Case RJ 2005/5664[3], that the percentage necessary to request the holding of election by separate voting is 10% (ten percent) of

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the capital stock. ----------------------------------

In any of the cases mentioned, the member of the Board of Directors shall only be elected by the process of separate voting if the minority shareholder or group of minority shareholders attending the General Meeting demonstrates the holding of the percentages established by law. ------

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Indeed, the specific electoral college for the separate voting shall only be constituted in the General Meeting in case there is a request to such effect by shareholders representing the percentages provided in Paragraphs 4 or 5 of article 141 of the Stock Corporations Act[4].----------------------------

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It is necessary, therefore, that the shareholder, or group of minority shareholders, holds a specific percentage so that the right to separately elect member for the Board of Directors can be exercised. -

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[3]Administrative Proceeding CVM RJ 2005/5664, judged in November 8, 2005. Available at www.cvm.gov.br. ---

[4]NELSON EIZIRIK. **A Lei das S/A Comentada**. v.2, São Paulo: Quartier Latin, 2011, p.284. ----------------

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Moreover, the minority shareholders attending the General Meeting shall meet the permanence requirement provided in Paragraph 6 of the same article, pursuant to which they must demonstrate the uninterrupted holding of the interest during the period of at least 3 (three) months immediately prior to the date of the general meeting. -----------

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Such rule intends to avoid that investors without any relationship with the company - the so-called "occasional minority shareholders" - acquire shares just before the General Meeting called to elect the board members, only to be able to choose one of the board members. ---------------------------------------

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It is noted, finally, that the minority shareholders that hold shares with voting rights may cumulatively request the holding of separate voting and request the adoption of multiple voting for the election of the Board of Directors. ----------------------------

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However, the shares used by the minority shareholders to meet the minimum percentage required so that the separate voting occurs shall be **excluded**

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from the election by multiple vote, since the Stock Corporations Act prohibits the same share to vote twice (article 110, Paragraph 20)[5]------------------

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2.2. Analysis of the Specific Case ------------------

As previously described, JVCO, minority shareholder of TIM PART, submitted inquiry to CVM so that CVM expressed its opinion concerning the interpretation of article 141, Paragraphs 4 and 5, of the Stock Corporations Act, with respect to the method for determination of the calculation basis of the percentage required for exercise of the right to elect member of the Board of Directors under the separate voting system. ----------------------------

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[5] Decision entered by the CVM Board, on April 16, 2002, in the Cases registered under number 3649/02. Available at www.cvm.gov.br. -----------------------

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In such election, the decision entered by the CVM Board in Case RJ 2005/5664 must be observed, pursuant to which, in publicly held companies that have only issued common shares, as is the case with TIM PART, the shareholders holding 10% (ten percent)

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of the capital stock may elect one member of the Board of Directors by separate voting. -------------

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However, the method intended by JVCO for the verification of compliance with said percentage lacks any legal support, being directly contrary to the provisions in Paragraphs 4 and 5 of article 141 of the Stock Corporations Act, as will be demonstrated below. --------------------------------

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2.2.1. Requirement of presence of shareholders holding 10% (ten percent) of the capital stock at the General meeting so that the separate voting may occur ---

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JVCO alleges that, in the General Meeting called to deliberate on the election of members of the Board of Directors of TIM PART, the presence of minority shareholders holding 10% (ten percent) of the capital stock would not be necessary for the holding of separate voting. --------------------------------

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According to JVCO's interpretation, the simple fact that more than 10% (ten percent) of the common shares issued by the Company are outstanding in the

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market would allow any minority shareholder, regardless of the number of shares held, to attend the General Meeting and exercise the right to elect a member of the Board of Directors in separate voting. ---

----

Concerning such aspect, it should be emphasized that the fact that the Stock Corporations Act intended to allow minority shareholders to elect members of the Board of Directors by means of the separate voting system does **not** entail the conclusion that such right may be exercised by any shareholder, regardless of the interest held by them, as argued by JVCO. ---

----

On the contrary, the Stock Corporations Act expressly separated the individual rights, which may be exercised by any shareholder, such as the right to attend general meetings, to share in the distribution of profits, to withdraw in the cases provided by law and the right of first refusal for the subscription of shares issued in capital increases, from the so-called **"qualified minority rights"**, i.e., those whose exercise requires the holding of a certain percentage of the capital

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stock. ---

Accordingly, the legal theorists emphasize that the legal provisions on such *"qualified minority rights"* have precisely the purpose of avoiding situations of **abuse** that could occur in case certain prerogatives could be individually exercised by any shareholder [6].

In fact, Act 6.404/1976 provides, in various of its sections, rights that can **only** be exercised by minority shareholders holding a certain percentage of the capital stock, as is the case, for example, with the right to request the presentation of the company's books in court (article 105), to call General Meetings (article 123, sole paragraph, letters "b" and "c"), to request the list of the addresses of shareholders to allow the formulation of public request for power of attorney (article 126, Paragraph 3), to request that the administrators disclose certain information to the Annual General Meeting (article 157, Paragraph 1), to file lawsuit to hold the administrators civilly liable, in case the General Meeting decides not to file such lawsuit (article 159, Paragraph 4), to request the constitution of the Audit Committee

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

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Tradutor Público e Intérprete Comercial do Idioma Inglês
Matrícula Nº 743 – JUCEMG
CPF/MF 186.041.296-34

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(article 161, Paragraph 2) and to request information from the members of the Audit Committee (article 163, Paragraph 6). ------------------------
----

6 ARMANDO MANUEL TRIUNFANTE. **A Tutela das Minorias nas Sociedades Anônimas - Direitos de Minoria Qualificada - Abuso de Direito**, Coimbra: Coimbra Editora, 2004, p. 22. ------------------------------
----

To our knowledge, no one has ever understood, either in the works of legal theorists, or in the scope of CVM, that the percentages mentioned in the legal provisions mentioned above would not relate to the shares effectively held by the shareholders exercising the corresponding rights, but to all shares held by all minority shareholders. -----------
----

The right to elect a member of the Board of Directors by means of separate voting constitutes, as is the case with all the other rights listed above, a **qualified minority right**, whose exercise requires the holding, by the interested parties themselves, of the interest percentages expressly referred to in Paragraphs 4 and 5 of article 141 of the Stock Corporations Act, which, it should be

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added, has always been recognized without dispute by the legal theorists, as verified, for example, in the teachings of Modesto Carvalhosa: ----------------

----

"Also with respect to the composition of the body, more efficient mechanisms for representation of minority shareholders in the Board of Directors have been created (Paragraphs 4 to 8 of this art. 141). Thus, the 2001 Act grants ***to the group of holders of shares with voting rights, representing at least 15% of the total voting capital of the company, and to the group of holders of preferred stock representing at least 10% of the total capital stock, the right of each group to choose one representative and the alternate of such representative in the Board of Directors."***[7] ***(emphasis added)*** -----------------------

----

To the same effect, CVM itself has already stated expressly that "*the election* [separate election provided in Paragraph 5 of article 141 of the Stock Corporations Act] *shall be made by majority of votes and* ***shall depend on the winner obtaining votes representing at least 10% of the capital stock***"[8] (emphasis added).--------------------------------

----

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Thus, the exercise of the right in question by any shareholder or by shareholder with interest lower than that required by law, as intended by JVCO, cannot be admitted. Such interpretation would be clearly against the law. ---------------------------

----

The illegality of the understanding suggested by JVCO is confirmed by the wording of Paragraphs 4 to 6 of article 141 of Act 6.404/1976, as well as by the systematic analysis of other provisions of the Stock Corporations Act. ----------------------------

----

Pursuant to Paragraph 4 of article 141 of the Stock Corporations Act, "*the majority of the holders (...) of shares issued by publicly held company with voting rights that represent, at least, [10% (ten percent)] of the total of shares with voting rights shall be entitled to elect and remove one member of the Board of Directors, and the alternate of such member, in separate voting in the general meeting, excluding the controlling shareholder;* ". -----------

----

7 MODESTO CARVALHOSA. **Comentários à Lei de Sociedades Anônimas, vol. 3**, São Paulo: Saraiva, 2011, p. 149. To the same effect, among others, FRANCISCO ANTUNES

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MACIEL MUSSNICH and JOÃO PEDRO BARROSO DO NASCIMENTO. Eleição em Separado de Membros do Conselho de Administração (Exegese do Art. 141. Paragraph 5º da Lei 6.404/1976), in **Temas de Direito Societário e Empresarial Contemporâneos**, São Paulo: Malheiros, 2011, p. 361. --

[8] Request for Reconsideration in Administrative Proceeding CVM RJ 2005/5664, judged on April 11, 2006. Vote entered by the Director Peter Marcílio. Available at www.cvm.gov.br. --

As one verifies, the legal provision in question, when establishing that the right to elect a member of the Board of Directors by separate voting belongs to the shareholders who make up the *"majority of the holders"* of the shares representing 10% (ten percent) of the capital stock, expressly confirms that, in order for such right to be exercised, it is not sufficient that all minority shareholders of the company hold, in the aggregate, said percentage, and that the **effective presence**, in the General Meeting, of minority shareholders holding the interest indicated therein is required. --

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Such interpretation is also corroborated by the provisions in Paragraph 5 of article 141 of the Stock Corporations Act, according to which "***in case it is verified that neither the holders of shares with voting rights nor the holders of preferred stock (...) met,*** *respectively,* the quorum *required in items I and II of Paragraph 4,* ***they shall be authorized to combine their shares*** *to jointly elect a member of the Board of Directors and the alternate of such member".* ------------------------------------
----

Indeed, the simple fact that Paragraph 5 expressly mentions the interest percentages indicated in Paragraph 4 as "quorum" evidences that such percentages must be verified taking into consideration the presence of shareholders at the General Meeting. ------------------------------------
----

As previously mentioned, the percentages indicated in Paragraphs 4 and 5 of article 141 of the Stock Corporations Act concern the **quorum for constitution** of the electoral college formed by the minority holders of common shares or preferred shares, in such a manner that, without the presence of shareholders that hold the quantity of shares

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necessary to meet said quorum, the separate election of the member of the Board of Directors cannot be held. --

----

Furthermore, it is noted that the right provided in Paragraph 5 may only be exercised in case it is verified, obviously in the course of the General Meeting, that the minority shareholders did not *"make up"* the *"quorum"* of 15% (fifteen percent) of the voting capital or of 10% (ten percent) of the capital stock in preferred stock, in which case such shareholders may *"combine"* their shares to jointly elect a member of the Board of Directors. -----------

----

Evidently, only the shareholders **present** at the General Meeting may *"combine"* shares to *"make up"* the percentage of 10% (ten percent) of the capital stock. --

----

Pursuant to the terms of Paragraph 6 of article 141 of the Stock Corporations Act, only *"shareholders that prove uninterrupted holding of the interest therein required during the period of three months, at least, immediately prior to the holding of the general meeting may exercise the right to*

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participate in the separate voting". ----------------

In other words, in order to have the right to participate in the separate voting, the shareholder (present at the General Meeting, obviously) must prove that they have held their shares, uninterruptedly, for the minimum period of three months, which confirms that satisfaction of the percentages mentioned in Paragraphs 4 and 5 of the legal provisions in question may only be verified taking into account the minority shareholders that attend the meeting called for election of the board members, and not in relation to all minority shareholders of the Company. ----------------------

----

[9] JOSE WALDECY LUCENA. **Das Sociedades Anônimas – Comentários à Lei (arts. 121 a 188), vol. 2.** Rio de Janeiro: Renovar, 2009, p. 310. NORMA JONSSEN PARENTE. Eleição de Membros do Conselho de Administração pelos Acionistas Minoritários. **Revista de Direito Mercantil, vol. 131 – junho a setembro de 2002**, p. 150. --------------------------------------

----

Indeed, it would be impossible to conciliate the provisions in said Paragraph 6 with the

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Matrícula Nº 743 – JUCEMG
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interpretation to the effect that the percentages provided in the previous paragraphs would relate to all minority shareholders of the Company, and not to those present at the General Meeting, since it is impossible to require that absent shareholders prove the uninterrupted holding of their shares. ----------

----

It should also be emphasized that, from the enactment of Act 10.303/2001, two supplementary systems for election of members of the Board of Directors by minority shareholders (multiple voting and separate voting) started to coexist and to be regulated by article 141 of the Stock Corporations Act, which systems must be interpreted in a harmonic manner, so that the election by means of the two processes does not lead to contradictory results. ---

----

As previously stated, the objective of the multiple voting is to allow minority shareholders that hold **relevant** interest to elect members of the Board of Directors. --

----

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

Although the percentage necessary to enable the exercise of such right has not been previously established in the Stock Corporations Act, since its

ALUISIO CESAR DE MATOS
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definition shall depend on factors such as the number of positions to be filled and the number of shareholders present at the General Meeting, it can be stated that, as a general rule, holders of less than 5% (five percent) of the voting capital will not be able to appoint board members under the process of multiple voting, since they will not even be able to request that the election be held using said process. ---

Thus, if under the process of multiple voting the shareholder must hold at least 5% (five percent) of the capital stock in order to elect a member of the Board of Directors, it does not make sense that, under the system of separate voting, any shareholder, regardless of the interest held, may appoint a board member, which would occur in case the interpretation defended by JVCO was correct. ---

In other words, it would be manifestly absurd to understand that under the system provided in the main section of article 141 of the Stock Corporations Act (multiple voting) the shareholder would need to hold at least 5% (five percent) of the voting capital in order to appoint a board member,

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

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whereas, under the system provided in Paragraphs 4 and 5 of the same law (separate voting), the same right could be exercised by the holder of one single share, preferred or common, issued by the Company. --

----

Therefore, the minority shareholder that intends to elect a member of the Board of Directors under the system of separate voting must also hold relevant interest, which is expressly provided in Paragraphs 4 and 5 of article 141 of Act 6.404/1976 (15% of the voting capital or 10% of the capital stock). --------

----

In fact, the CVM Board has already expressly recognized that the objective of the introduction of Paragraphs 4 and 5 in article 141 of the Stock Corporations Act was to allow the holder of significant interest in the capital stock (and not the holder of any interest) to elect member of the Board of Directors, as verified in the following decision[10]: --

----

"06. Paragraph 4, mentioned in this initial excerpt of Paragraph 5, ***establishes minimum quorum for the representation of minority shareholders holding common shares and minority shareholders holding***

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***preferred shares**. That is, Paragraph 4 and* Paragraph *5 have the same function: to allow the representation in the Board of Directors of minority shareholders. The difference between the two provisions is that Paragraph 4 establishes a minimum quorum for representatives of the minority shareholders of any of the types of shares to obtain representation in the board of directors and Paragraph 5 establishes a minimum quorum for the company to have at least one representative of minority shareholders. ------------------------------*

*07. (...) Thus, I understand **that it is impossible to interpret Paragraph 5 without realizing that Paragraph 5, together with the main section and Paragraph 4 are articulated to allow significant minority shareholders to obtain representation at the board of directors**. "(emphasis added)* -----------

----

Thus, the understanding defended by JVCO, by making possible the appointment of a member of the board of directors by a holder of a single share issued by the Company, is **not** in conformity with the teleological interpretation of the legal provisions at hand. --

----

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Moreover, if the interpretation suggested by JVCO could prevail, it would not be possible to make the cases where the election of the members of the Board of Directors occurred, simultaneously, by the procedures of multiple voting and separate voting compatible with the rule that a share cannot vote twice in the same resolution (article 110, Paragraph 2, of the Stock Corporations Act). ------------------
----

[10] CVM Administrative Proceeding RJ 2005/5664, judged on 11.8.2005. Vote rendered by the Director Pedro Marcílio. Available at www.cvm.gov.br. -------------
----

Indeed, in such case, which share would be considered as having participated in the separate voting and, as a result, would have to be excluded from the multiple vote? All shares owned by minority shareholders or just one single share owned by the shareholder that effectively attended the General Meeting and appointed the candidate elected by the separate voting? Could a certain shareholder allege that, since the shares owned by other minority shareholders already represent 10% (ten percent) of the capital stock, he could use his own single share to appoint a member of the board by the separate

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voting and reserve all his other shares for the multiple voting procedure? -------------------------
----

The lack of answers for such questions evidences that the understanding supported by JVCO does not make any logical or legal sense, making unfeasible a coherent interpretation of the provisions of the Stock Corporations Act that regulate the exercise of the voting right and the election of the members of the Board of Directors. ----------------------------
----

Therefore, the wording of the legal text and the systematic and teleological analysis of the Stock Corporations Act demonstrate that the interpretation intended by JVCO for Paragraphs 4 and 5 of article 141 of Act 6.404/1976 is completely mistaken. -------
----

Thus, we should now examine if the decision rendered by the CVM Board, based on the vote of the Director Marcos Pinto, in the judgment of Case RJ 2007/11086[11], related to the election of the members of the **Audit Committee** of publicly held companies, could be applicable to the separate voting procedure for the election of the members of the board of directors. --

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

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CPF/MF 186.041.296-34

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----

[1] CVM Administrative Proceeding RJ 2005/11086, judged on 5.6.2005. Available at www.cvm.gov.br. ----

----

According to such decision, the percentage necessary for the minority shareholders of common shares to appoint members for the audit committee must be verified in relation to all shares of such type held by the minority shareholders. ----------------------

----

However, the vote of Director Marcos Pinto serves, in fact, to confirm the conclusion that the interpretation explained therein applies, only, to the election of the members of the audit committee, and of members of the Board of Directors. -----------

----

Indeed, the Director Marcos Pinto expressly recognizes that the wording of article 161, Paragraph 4, letter "a", of the Stock Corporations Act, that regulates the election of the members of the audit committee and was object of vote in Case RJ 2007/11086, is totally **different** from the one contained in Paragraphs 4 and 5 of article 141 of the Stock Corporations Act, which, by itself prevents the interpretation granted to the first

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provision from being extended to the cases of separate voting of the members of the Board of Directors: --
----

"5.9 *As known, this article is normally interpreted so as* ***to require shareholders representing 15% of the voting shares or 10% of the shares without voting rights to effectively attend the meeting.*** *However,* ***this interpretation is based on the legal text, with wording very different from art. 161.*** ----
5.10 Note that art. 141 (a) grants the right to elect the representative "to the majority of the holders" of shares representing 15% of the voting capital and not to minority shareholders as a group; and (b) mentions the word quorum twice. ***If the requirement of art. 161 was equal to the requirement provided in art. 141, there would be no reason for such distinct wordings. "(emphasis added)*** -----------
----

In addition to the wording differences mentioned in the excerpt above, it should be noted that the first part of letter "a" of article 161 of the Stock Corporations Act expressly ensures to any holder of preferred shares, regardless of the interest held, the right to appoint a member of the audit

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committee[12]. Thus, the vote rendered by the Director Marcos Pinto simply ensured the same right to the minority holders of common shares, provided that the total of outstanding shares of such type exceeds 10% (ten percent) of the voting capital. ---------------
----

Indeed, there was no logic in the interpretation that letter "a" of article 161 of the Stock Corporations Act, would allow the holder of any number of preferred shares to appoint a member of the audit committee, while the minority shareholder of common shares could only exercise the same right in case he owned shares representing 10% (ten percent) of the voting capital. --------------------
----

In other words, the vote of the Director Marcos Pinto harmonized the system for election of members of the audit committee by the minority holders of common and preferred shares, confirming, thus, that, as stated in this Opinion, interpretations leading to results substantially different in the election of members of a same corporate body cannot be adopted. --
----

12 *"Art. 161 - (...). Paragraph 4 - In the*

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constitution of the audit committee, the following rules shall be observed: a) ***the holders of preferred shares, not entitled to vote, or with restricted vote, are entitled to elect, in an separate voting, one member and the alternate of such member;*** *and the minority shareholders shall have the same right, provided that they jointly represent 10% (ten percent) or more of the shares entitled to vote;" (emphasis added)* ---------------------------------

----

If the understanding expressed in the vote of the Director Marcos Pinto in relation to the audit committee was applied to the Board of Directors it would produce, instead of preventing, results absolutely incoherent and unsystematic, to the extent that it would allow the shareholder holding one single share to appoint a member of the board of directors by the system provided in Paragraphs 4 and 5 of article 141 of the Stock Corporations Act (separate voting), but it would require the ownership of a relevant interest for the same right to be exercised under the system provided in the main section of said article (multiple voting). -----

----

Moreover, it does not make any sense to equalize the

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election of the representative of the minority shareholders in the audit committee to the election of the Board of Directors, as mistakenly intended by JVCO, because they are bodies with totally different functions in the corporation's structure. --

Indeed, the appointment of representatives in the audit committee is the main mechanism for the minority shareholder to exercise the right to inspect the management of the corporate businesses. Since this is an essential and individual right of the shareholder (article 109, item III, of the Stock Corporations Act), it should be recognized that any minority shareholder, regardless of the interest held, may exercise such prerogative. ---

The Board of Directors, in turn, has as main functions to establish the general instructions and guidelines for the conduction of the corporate businesses, to be implemented by the Executive Board, and make certain relevant or strategic decisions, expressly established by law or the articles of incorporation. ---

As it is evident, the right to participate in and

influence the making of decisions on these matters shall not be recognized to any minority shareholders, holding insignificant interest, as this would subvert the whole operation structure of the corporations. For this reason, as stated above, the legal provisions that govern the multiple voting and separate voting systems require the minority shareholder to hold relevant interest so that he can appoint members of the Board of Directors. ----------
----

Therefore, there is no doubt that, from all angles adopted to examine the question, the understanding adopted by CVM from Case RJ 2007/11086 applies **exclusively** to the filling of the positions in the audit committee, and cannot be extended to the election of the members of the Board of Directors. --
----

In view of the aforementioned, it can be concluded that the separate voting for the members of the Board of Directors presupposes that minority shareholders holding 10% (ten percent) of the capital stock effectively attend the General Meeting and express the intention to exercise the right granted by the legal provision at hand, not being sufficient that such percentage is held by all

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minority shareholders of the Company, as mistakenly defended by JVCO. ----------------------------------

----

2.2.2. Illegality of excluding the shares held by the controlling shareholder from the calculation basis of the percentages required by Paragraphs 4 and 5 of article 141 of the Stock Corporations Act --

----

JVCO also affirms that, in the event the interpretation analyzed in the previous item of this Opinion does not prevail, the "*shareholders without the possibility to exercise such right*", among which the controlling shareholder of the Company and its related persons, should "*be excluded from the calculation basis* [of the quorum of 10% (ten percent) of the capital stock provided in article 141, Paragraphs 4 and 5 of the Stock Corporations Act]". --

----

On such aspect, it is worth to mention that said provisions of the Stock Corporations Act expressly establish that the controlling shareholder cannot participate of the electoral college instituted so that the minority shareholders may exercise their right to separately elect the members of the Board

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of Directors. ---------------------------------------

However, the wording of article 141, Paragraph 4, of the Stock Corporations Act, does not leave doubts that the exclusion of the controlling shareholder relates **solely** to the separate voting process, i.e., the controlling shareholder cannot participate in the voting, carried out during the General Meeting, for election of the board members appointed through such procedure. ------------------------------------

----

In other words, Act 6.404/1976 only establishes that the controlling shareholder cannot vote in the separate voting, not that the shares held by the controlling shareholder must be disregarded for the purposes of calculation of the minimum quorum provided in Paragraphs 4 and 5 of its article 141. --

----

On the contrary, Paragraph 4 of article 141 of the Stock Corporations Act expressly mentions that the percentages referred to therein must be assessed considering *"all share with voting rights"* and *"the capital stock"*, which, evidently, **includes** the shares owned by the controlling shareholder. --------

----

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However strong the interpretative effort, it is not possible to read Paragraph 4 of article 141 of the Stock Corporations Act as if it had the following wording: *"15% (fifteen percent) of all shares with voting rights* ***excluding those owned by the controlling shareholder"*** or *"10% (ten percent) of the capital stock* ***held by the minority shareholders"***. -------------------------------------

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As stated in the previous item of this Opinion, the separate voting for member of the Board of Directors constitutes, as many others provided in Act 6.404/1976, a **qualified minority** right, whose exercise requires the ownership, by the interested shareholders, of the quantity of shares required by law. ---

----

Thus, any reduction of the quorum necessary for the exercise of the right to promote the separate voting for the Board of Directors, by means of exclusion of the shares held by the controlling shareholder from the calculation basis, would be clearly **illegal**, contrary to the express wording of Paragraphs 4 and 5 of article 141 of the Stock Corporations Act. -----

----

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To confirm the invalidity of the interpretation defended by JVCO, it should be mentioned that Act 10.303/2001, which institutes in our legal system the separate voting system for the positions of the Board of Directors, also introduced article 4-A in the Stock Corporations Act, which created the possibility of revision, upon request of the minority shareholders, of the price proposed by the controlling shareholder in the public offers for acquisition of shares ("OPAs") aiming at cancelling the registration of publicly held company. ----------
----

Pursuant to article 4-A of the Stock Corporations Act, the shareholders *"holding, at least, 10% (ten percent) of the outstanding shares in the market"* may request the call of special meeting with the purpose of deciding on the conduction of a new valuation of the company subject to OPA. ------------
----

When establishing that the percentage mentioned therein must be assessed taking into account the *"outstanding shares in the market"*, article 4-A of the Stock Corporations Act expressly excluded from the calculation basis the shares owned by the controlling shareholder [13]. -------------------------

Av. Con. José Fernandes Siqueira, 113 – Itumirim – MG – Brasil - CEP 37210-000
E-mail: aluisiomattos@gmail.com

In light of such fact, it is evident that, if Act 10.303/2001 had the intention of excluding the shares held by the controlling shareholder from the calculation of the percentages referred to in Paragraphs 4 and 5 of article 141 of the Stock Corporations Act, it would have expressly done so, as occurred in the case of article 4-A. -------------

----

As can be verified, the **only** possible interpretation, confirmed not only by the wording of the legal text, but also by the systematic analysis of the Stock Corporations Act, is that the percentages established in article 141, Paragraphs 4 and 5, of the Stock Corporations Act must be necessarily calculated on the **total** of shares issued by the Company, without excluding those held by the controlling shareholder or its related persons. -----

----

[13] To this effect, Paragraph 2 of article 4-A of the Stock Corporations Act provides that "***all shares of the capital stock of publicly held companies, except for those held by controlling shareholders,*** *officers, members of the board of directors and treasury shares,* ***shall be considered as outstanding***

shares in the market" (emphasis added). ------------

2.2.3. Illegality of excluding the shares that back the ADRs from the calculation basis of the percentages required by Paragraphs 4 and 5 of article 141 of the Stock Corporations Act -----------

----

The third allegation made by JVCO concerns the exclusion of the ADRs representing the shares issued by TIM PART from the calculation basis of the percentage of 10% (ten percent) of the capital stock provided in Paragraphs 4 and 5 of article 141 of the Stock Corporations Act. As grounds to such allegation, JVCO affirms that "*the voting procedure usually utilized does not allow the holders of ADRs to exercise the right provided*" in said provision of the Stock Corporations Act. -----------------------

----

On such aspect, the consideration already made in this Opinion are perfectly applicable to such allegation, to the effect that the interpretation intended by JVCO for Paragraphs 4 and 5 of article 141 of Act n. 6.404/1976 violates the express content of such provisions, because they did not establish any case of reduction or exclusion that

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO INTÉRPRETE COMERCIAL

ALUISIO CESAR DE MATOS
Tradutor Público e Intérprete Comercial do Idioma Inglês
Matrícula Nº 743 – JUCEMG
CPF/MF 186.041.296-34

Av. Con. José Fernandes Siqueira, 113 – Itumirim – MG – Brasil - CEP 37210-000
E-mail: aluisiomattos@gmail.com

could be applied to the percentages required by them in relation to the *"total of shares with voting rights"* or the *"capital stock"*, respectively. -------

----

The Stock Corporations Act did not take into consideration, when establishing the percentages of interest necessary for the use of the prerogative at hand, the manner in which the shares issued by the Company are distributed or if any minority shareholder could not exercise the voting right, which is why the interpreter cannot disregard any share issued by the company in the calculation of such percentages. ----------------------------------

----

As already analyzed, the right to elect the member of the Board of Directors by means of separate voting constitutes a prerogative of qualified minority, whose exercise presupposes the ownership of the number of shares expressly provided by law. --

----

Thus, without the minority shareholders, holding 10% (ten percent) of the capital stock, are present at the General meeting, as determined by Paragraphs 4 and 5 of article 141 of the Stock Corporations Act, the separate voting cannot be demanded. -------------

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

ALUISIO CESAR DE MATOS
Tradutor Público e Intérprete Comercial do Idioma Inglês
Matrícula Nº 743 – JUCEMG
CPF/MF 186.041.296-34

Av. Con. José Fernandes Siqueira, 113 – Itumirim – MG – Brasil - CEP 37210-000
E-mail: aluisiomattos@gmail.com

Any way, it is worth to emphasize that the ADRs, as any certificate of deposit of shares, allow its holders to exercise all rights attributed to the shares that serve as guarantee, including the voting right, as expressly recognized by the doctrine[14]: ----

----

*"With this, the securities takers do not need to relate with the company issuing the shares, which is a foreign and distant country, but with an American banker, **exercising, in the interest of investors, the shareholder's rights, as such voting in the meetings, subscribing new shares, collecting premiums and receiving dividends** that, once the exchange is closed, would already be delivered to ADRs' holders in local currency."* (emphasis added) --

----

In the specific case of TIM PART, item 12 of the Annex to the 3rd Amendment to the Deposit Contract entered into by and between JP Morgan, presented to us by the Company, expressly establishes that the ADRs regulated therein **grant to the holders the voting right** at the General meetings: --------------

----

14 JOSÉ EDWALDO TAVARES BORBA. **Direito Societário.**

Rio de Janeiro: Renovar, 2012, p. 191. ---

"*(12) <u>Voting of Deposited Securities:</u> As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall mail to Holders a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each Holder on the record date set by the Depositary therefore will be* ***entitled to instruct the Depositary as to the exercise of the voting rights****, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose,* ***the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs in***

ALUISIO CESAR DE MATOS
Tradutor Público e Intérprete Comercial do Idioma Inglês
Matrícula Nº 743 – JUCEMG
CPF/MF 186.041.296-34

Av. Con. José Fernandes Siqueira, 113 – Itumirim – MG – Brasil - CEP 37210-000
E-mail: aluisiomattos@gmail.com

accordance with such instructions. *The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities",* (emphasis added) ---

----

As can be verified, the holders of ADRs representing the shares issued by TIM PART can perfectly vote at the general meetings of the Company, including in the meeting destined to elect the members of the Board of directors, therefore, they just have to send a voting instruction to the custodian bank of the shares. ---

----

Such conclusion is still confirmed by the document referred to as *"Voting instruction Card",* which was also presented to us by the Company, and consists of a ballot through which the holder of the ADRs can express its vote in relation to all matters object of the agenda of the General Meetings of TIM PART. --

----

Moreover, it is also possible to the holders of ADRs to request, at any time, the cancellation of such bonds and the consequent receipt of the common shares serving as guarantee, hypothesis where they shall exert directly, on their own or by an

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

Av. Con. José Fernandes Siqueira, 113 – Itumirim – MG – Brasil - CEP 37210-000
E-mail: aluisiomattos@gmail.com

attorney, their vote in the General meetings of the Company. In fact, item 2 of the Annex to 3rd Amendment to the Deposit Contract expressly grants this prerogative to the holders of ADRs, as follows:

"(2) <u>Withdrawal of Deposited Securities.</u> Subject to paragraphs (4) and (5) and to the provisions of or governing Deposited Securities (including the Company's estatuto or applicable law), upon surrender of (i) a certificated ADR in form satisfactory to the Depositary at the Transfer Office or (ii) proper instructions and documentation in the case of a Direct Registration ADR, ***the Holder hereof is entitled to delivery at the Custodian's office of the Deposited Securities at the time represented by the ADSs evidenced by this ADR.*** *At the request, risk and expense of the Holder hereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder. Notwithstanding any other provision of the Deposit Agreement or this ADR, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form 6 (as such instructions may be amended from time to time) under the Securities Act of 1933*

Av. Con. José Fernandes Siqueira, 113 – Itumirim – MG – Brasil - CEP 37210-000
E-mail: aluisiomattos@gmail.com

(emphasis added) --

As can be verified, it is absolutely unfounded the allegation of JVCO that the holders of ADRs could not vote in the General meetings of TIM PART. On the contrary, the documents regulating the program of ADRs of the Company provide two alternatives to make feasible the participation of the holders of the securities in the General Meetings, which are, the sending of voting instruction to the custodian bank or the direct participation after the cancellation of the ADRs. --

----

Considering this, any exclusion of the shares represented by ADRs from calculation basis of the percentages provided in Paragraphs 4 and 5 of article 141 of the Stock Corporations Act would be equivalent to deny such investors, **without** any legal grounds, the voting right expressly assured by law and contracts entered by the Company to make feasible the creation of ADRs. ---------------------

----

Therefore, it can be concluded that there is no legitimate justification for the pretension of JVCO to disregard the shares guaranteeing the ADRs of TIM

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

ALUISIO CESAR DE MATOS
Tradutor Público e Intérprete Comercial do Idioma Inglês
Matrícula Nº 743 – JUCEMG
CPF/MF 186.041.296-34

Av. Con. José Fernandes Siqueira, 113 – Itumirim – MG – Brasil - CEP 37210-000
E-mail: aluisiomattos@gmail.com

PART of the assessment of the percentage legally demanded to allow the separate voting to elect the members of the Board of Directors. -----------------

----

-------------- This is our Opinion.---------------

---------- Rio de Janeiro, April 10, 2013-----------

(There appears signature of Nelson Eizirik) ---------

THIS WAS THE FULL TEXT of said document, the true translation whereof I ATTEST.----------------------

WITNESS MY HAND AND SEAL, this 16th day of April 2013. --

ALUISIO CESAR DE MATOS TRADUTOR PÚBLICO E INTÉRPRETE COMERCIAL

ABM Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

Mariana Erika Heynemann
Tradutora Publica Juramentada e Intérprete Comercial
Sworn Public Translator
MAT. JUCERJA N°091CPF: 021.966.117-00

I, the undersigned, a Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, appointed by the Chairman of the Commercial Registry - Resolution #44 of this distinguished body, on June 28th, 1983, DO HEREBY CERTIFY AND ATTEST that a document written in Portuguese was presented to me for translation into English, which at the request of the interested party I lawfully did by my official capacity".--------------------------

Translation N°J4224/2013

The document submitted for translation is an expressions of shareholder .

EXPRESSIONS OF SHAREHOLDER JVCO PARTICIPAÇÕES LTDA., IN ORDINARY AND EXTRAORDINARY GENERAL MEETING OF TIM PARTICIPAÇÕES S.A, HELD ON APRIL 11, 2013 REGARDING ELECTION OF 4 (FOUR) THE FISCAL COUNCIL MEMBERS.

Dear members of the board of Ordinary and Extraordinary General Meeting ("Meeting") of Tim Participações S.A. ("Company") held on 11.04.2013,

JVCO Participações Ltda. ("JVCO") disagrees with the proposition to elect four (4) members to the Supervisory Board, considering that Article 161, caput and article 161, § 4, "b", determine that the Audit Committee shall consist of 3 (three) to 5 (five) members, and the controller should elect "members and alternates who, in any case, will be equal in number to those elected under subparagraph" a", plus 1 (one)"

In this context the election of four (4) directors is not

compatible, not only because it is "against legem" as also import an unnecessary burden to TIM Participações S.A. ("Company").

Regards

[SIGNATURE]

JVCO Participações Ltda

Received on April 11, 2013:

[SIGNATURE]

Robson Goulart Barreto

Chairman of the Meeting

By Translation as:

Rio de Janeiro, April, 16 2013. --

Mariana Erika Heynemann

ABM Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

Mariana Erika Heynemann
Tradutora Publica Juramentada e Intérprete Comercial
Sworn Public Translator
MAT. JUCERJA N°091CPF: 021.966.117-00

I, the undersigned, a Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, appointed by the Chairman of the Commercial Registry - Resolution #44 of this distinguished body, on June 28th, 1983, DO HEREBY CERTIFY AND ATTEST that a document written in Portuguese was presented to me for translation into English, which at the request of the interested party I lawfully did by my official capacity".--------------------------

Translation N°J4228/2013

The document submitted for translation is a justification of vote. --

JUSTIFICATION OF THE VOTE OF SHAREHOLDER JVCO PARTICIPAÇÕES LTDA. IN THE
ANNUAL GENERAL AND EXTRAORDINARY OF MEETING TIM PARTICIPAÇÕES S.A., HELD ON APRIL 11, 2013, RELATING TO THE ITEM (1) OF THE EXTRAORDINARY GENERAL MEETING AGENDA.

Cooperation and Support Agreement

JVCO votes against the extension of the Cooperation and Support Agreement signed between Telecom Italia SpA and TIM Celular SA and Intelig Telecomunicações Ltda ("Agreement") based on the following:

01. Despite the administration's proposal to devote most of the material presented to justify the price of services under the Agreement, whichever is the opinion of the consulting firm Accenture, hired to present a "market prices comparative," there is no clarification about the actual benefit of the Agreement for

the Company.

In succinct and hermetic lines, were only presented with slides titled "Benefits originated 2012." By simply reading these slides it is impossible to understand, clearly and objectively, the advantage of the Agreement to the Company.

As it refers to determination of interest of the controller, we were surprised with the fact that management had not hired an evaluation of the true benefits to the Company, resulting from the hiring of its parent company, essential to the resolution of the shareholders, rather than just justify its price as expressed in the slide entitled "Document Objectives and Basic Premises":

"(...) However, it is not included in this analysis evaluation of any specific content of services or supplies related. In the following pages the services / activities planned will be analyzed to formally assess whether the prices charged are competitive and consistent with services / activities available in the similar market in Italy and Brazil. (Our emphasis)

Thus, the opinion does not state the actual contracted benefits generated for the Company by force and due to the technical contribution to the Parent Company.

The Company has a portfolio in Brazil with more than twice as many mobile subscribers than the Company and its scope of work in a geographical area infinitely greater. Moreover, Brazil is today one of the largest, most complex and promising markets worldwide for mobile phone as well as one of the most innovative markets with very peculiar dynamic, operating in very diverse markets called "mature markets" as in the case of its parent.

The disastrous case of "Da Vinci Plan" launched by TIM in Brasil, is an example of the strategy of "importing" Italian

Mariana Erika Heynemann
Tradutora Pública Juramentada e Intérprete Comercial
SWORN PUBLIC TRANSLATOR
MAT. JUCERJA Nº.091 CPF: 021.966.117-00

business models, or even Italian references do not apply to the Brazilian reality.

The Company professionals are thoroughly trained and able to ensure its growth, and that its indebted parent has nothing to contribute, especially through the provision of services to the Company.

The Contract may have been useful in the past, but there is no longer any reason for its renewal, since unnecessary in view of the Brazilian reality and the technical ability of the Company.

JVCO votes against the extension of the Cooperation and Support Agreement, proposing that resources are allocated by the government to improve the infrastructure of the telecommunication network of the Company and / or the technical expertise of its professionals certainly will provide, through the improve quality of service delivery, greater customer satisfaction.

[initials]

By Translation as:

Rio de Janeiro, April, 16 2013. --

Mariana Erika Heynemann

Mariana Erika Heynemann
Tradutora Publica Juramentada e Intérprete Comercial
Sworn Public Translator
MAT. JUCERJA N°091CPF: 021.966.117-00

ABM Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

I, the undersigned, a Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, appointed by the Chairman of the Commercial Registry - Resolution #44 of this distinguished body, on June 28th, 1983, DO HEREBY CERTIFY AND ATTEST that a document written in Portuguese was presented to me for translation into English, which at the request of the interested party I lawfully did by my official capacity".--------------------------

Translation N°J4226/2013

The document submitted for translation is a letter of manifest. --

MANIFESTATION OF PROTEST OF TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

Dear members of the board of Ordinary and Extraordinary General Meeting ("Meeting") of TIM Participações S.A. ("Company") held on 11.04.2013,

Consistent and complementing the already lodged protest demonstration by TIM Brasil Serviços e Participações S.A. (hereinafter called "TIM Brazil") to the beginning of the conclave, against the exercise, by JVCO Participações Ltda. ("JVCO"), of any right to vote at this Meeting, TIM Brasil is presenting special protest in the face of recently introduced voting by JVCO contrary to the proposed extension of the Cooperation and Support Agreement to be signed between Telecom Italia SpA (parent Company, hereinafter called "Telecom Italia"), on one side, and TIM Celular S.A. (hereinafter ""TIM Celular") and Intelig Telecomunicações Ltda. (hereinafter

"Intelig"), on the other, with the intervention of the Company, object of item (1) of the agenda of the Extraordinary General Meeting.

Indeed, the vote presented is manifestly unreasonable, pursuant to art. 115 of Law 6.404/76, as flagrantly contrary to the interests of the Company and its shareholders, resulting in blatant attempt of JVCO to destabilize the Company's management, in view of the recent disputes that currently involve, on the one hand, JVCO and its parent Docas Investimentos S.A., and on the other hand, the Company, TIM Brasil and Intelig.

It should be noted that initially the last ordinary meetings of shareholders, JVCO showed no expression, either in favor or against, similar to extensions for the same contract submitted to the shareholders. Therefore, the different performance of JVCO coincides exactly with the period that began to have disputes with the Company, TIM Brasil and Intelig, thus revealing unequivocally abusive and emulative character of his performance.

Furthermore, the vote of JVCO still disregards the significant benefits that the contract will continue to bring to the Company, presented the material available to shareholders.

As if that were not enough, the vote of JVCO disregards all technical issues submitted by the independent consulting firm Accenture in the material available to shareholders, which corroborate that the values involved in the contract have been established in normal market conditions, and to highlight the record done by Accenture that need to contract a third party to provide the same services would likely result in higher costs to

the Company than those provided for in the contract, which has been submitted to the shareholders.

The vote of JVCO still disregards the clarification in the material available to shareholders in the sense that the increase in contract value (approximately 31% compared to fiscal year 2012) was not due to changes in the value of services that would be provided by the Telecom Italia (whose values are the same since 2009), but only the much larger volume of services involved, arising from the need for the Company's growth in the coming months and years.

The claim of JVCO even contained in the application of public of proxies submitted on 08.04.2013, to the effect that the Company, by having more subscribers than Telecom Italia and by acting in a wider area, forgo any collaboration of Telecom Italia is devoid of any technical sense.

Finally, the subliminal mention of JVCO also included in its public proxy solicitation, that the Agreement would aim-benefit "indebted" Parent Company becomes unfortunate, since the value of the contract in question is manifestly immaterial in the face of anticipated costs in the capital budget approved herein, the Company's net income of approximately R$ 1.5 billion in 2012, or the dividends that will be paid to shareholders of approximately R$ 743 million, far above, it is worth mentioning, the mandatory dividend established in accordance with the bylaws of the Company and the Law 6.404/76.

Thus, TIM Brasil requires that the board registers protest against vote manifestly unreasonable presented by JVCO, without prejudice to other legal remedies that TIM Brasil may take to protect the Company and its shareholders.

ABM Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

Mariana Erika Heynemann
Tradutora Pública Juramentada e Intérprete Comercial
SWORN PUBLIC TRANSLATOR
MAT. JUCERJA N°.091 CPF: 021.966.117-00

Regards

[SIGNATURE]

TIM Brasil Serviços e Participações S.A.

Received on April 11, 2013:

[SIGNATURE]

Robson Goulart Barreto

Chairman of the Meeting

By Translation as:

Rio de Janeiro, April, 16 2013. --

Mariana Erika Heynemann

ABM Tradução Ltda
Av. Presidente Vargas, 435 sala 1506A
Centro – Rio de Janeiro - RJ
Tel: (21) 2232-0230

Mariana Erika Heynemann
Tradutora Publica Juramentada e Intérprete Comercial
Sworn Public Translator
MAT. JUCERJA N°091CPF: 021.966.117-00

I, the undersigned, a Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, appointed by the Chairman of the Commercial Registry - Resolution #44 of this distinguished body, on June 28th, 1983, DO HEREBY CERTIFY AND ATTEST that a document written in Portuguese was presented to me for translation into English, which at the request of the interested party I lawfully did by my official capacity".--------------------------

Translation N°J4229/2013

The document submitted for translation is a letter of expression.---

EXPRESSIONS OF SHAREHOLDER JVCO PARTICIPAÇÕES LTDA. TO THE PROTEST SUBMITTED BY TIM BRASIL SERVIÇOS E PARTICIPAÇÕES.

S.A. IN ORDINARY AND EXTRAORDINARY GENERAL MEETING OF TIM PARTICIPAÇÕES S.A, HELD ON APRIL 11, 2013.

Dear members of the board of Ordinary and Extraordinary General Meeting ("Meeting") of Tim Participações S.A. ("Company") held on 11.04.2013,

In response to the protest demonstration above mentioned, JVCO Participações Ltda. ("JVCO") advises that the request not calculate the votes cast by JVCO is unfit, on grounds of alleged losses and potential losses already incurred, verified at the expense of TIM Brasil Serviços e Participações S.A. ("TIM BRASIL") and/or Intelig Telecomunicações Ltda. ("Intelig"), under the merger agreement entered into between the Company,

ABM Tradução
MARIANA ERIKA HEYNEMANN
SWORN PUBLIC TRANSLATOR
Matr. 091

Mariana Erika Heynemann
Tradutora Pública Juramentada e Intérprete Comercial
SWORN PUBLIC TRANSLATOR
MAT. JUCERJA Nº.091 CPF: 021.966.117-00

Holdco Participacoes Ltda. and other stakeholders, as amended (the "Merger Agreement"), and the contract of conditional sale of shares agreement between JVCO and TIM Brasil, as amended ("Pledge Agreement"), both signed on 16.04.2009, having a view that the Pledge Agreement is subject to discussion in arbitration before the ICC International Chamber of Commerce.

Moreover, as is knowledge of TIM Brasil, there is an action pending preparatory injunction arbitration (before the 44th Civil Court of Sao Paulo - SP, Case under N. 0003954-94.2013.8.26.0100) that is scoped the suspension of the shares owned by JVCO, until proven so effective, the alleged contingencies of Intelig.

Sincerely,

[SIGNATURE]

JVCO Participações

Ltda

Received on April 11, 2013:

[SIGNATURE]

Robson Goulart Barreto

Chairman of the Meeting

By Translation as:

Rio de Janeiro, April, 16 2013. --

Mariana Erika Heynemann